May 29, 2026

William Kerby
Chief Executive Officer and Director
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

        Re: NextTrip, Inc.
            Registration Statement on Form S-3
            Filed May 22, 2026
            File No. 333-296201
Dear William Kerby:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    David L. Ficksman